(Check One):	UNITED STATES
☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

	FORM 12b-25	SEC File Number: 0-13470 CUSIP Number: 630077105

NOTIFICATION OF LATE FILING

For Period Ended December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Nanometrics Incorporated

Full name of registrant

Not applicable

Former name if applicable

1550 Buckeye Drive

Address of principal executive office (Street and number)

Milpitas, California 95035

City, state and zip code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is currently in the process of finalizing its assessment related to its internal controls over financial reporting as of December 31, 2005, as required by Section 404 of the Sarbanes-Oxley Act (the “Sarbanes-Oxley Act”), and requires additional time to complete such assessment. The Company has dedicated significant resources to the completion of its assessment of the effectiveness of the Company’s internal control over financial reporting. Although substantial progress has been made, there have been delays in completing the assessment, this being the first year in which the Company is subject to such assessment under Section 404 of the Sarbanes-Oxley Act.

As a result, the Company is unable to complete and file its Form 10-K by the prescribed filing date without unreasonable effort and expense. The Company intends to file the Form 10-K on or before the extended deadline of March 31, 2006.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Douglas J. McCutcheon (Name)	(408) (Area Code)	435-9600 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that the results of operations for fiscal 2005 to be reported in the Form 10-K will be substantially the same as those reported in the Company earnings press release dated February 15, 2006. A copy of the press release was furnished on a current report on Form 8-K dated February 15, 2006 and is incorporated by reference in this item.

Nanometrics Incorporated

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2006	By:	/s/ Douglas J. McCutcheon
	Name:	Douglas J. McCutcheon
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).